UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 Amplidyne Inc.
                             ----------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    032103103
                             ----------------------
                                 (CUSIP Number)

                                 Harris Freedman
                            1241 Gulf of Mexico Drive
                             Long Boat Key, FL 34228
                                 (941) 387-8388

                                 with a copy to:

                              Scott E. Lerner, Esq.
                                     Dechert
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 698-3574
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 29, 2001
                             ----------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Bridge Ventures, Inc.
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          Florida
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                7     SOLE VOTING POWER
    Shares
 Beneficially                     219,000 shares
  owned by              --------- ----------------------------------------------
    each                    8     SHARED VOTING POWER
  reporting                       0 shares
 person with            --------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  219,000
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             219,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
             CERTAIN SHARES*
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             2.8%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             CO
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          S.M.A.C.S. Holdings Corp.
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b)[X]

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          WC
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          Florida
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                7     SOLE VOTING POWER
    Shares
  Beneficially                    205,000 shares
   owned by
     each               --------- ----------------------------------------------
   reporting                8     SHARED VOTING POWER
  person with                     0 shares
                        --------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  205,000 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             205,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
             SHARES*
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             2.6%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             CO
------------ -------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Bridge Ventures, Inc. Defined Benefit Pension Plan and Trust
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]  (b) [X]

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          Not applicable
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of               7      SOLE VOTING POWER
    Shares
  Beneficially                    0 shares
   owned by
     each               --------- ----------------------------------------------
   reporting               8      SHARED VOTING POWER
  person with                     0 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  0 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
             SHARES*
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             0.0%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             EP
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Bridge Ventures, Inc. Employee Benefit Plan
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ] (b)[X]

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          Not applicable
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
   Number of                7     SOLE VOTING POWER
    Shares
  Beneficially                    50,000 shares
   owned by
     each               --------- ----------------------------------------------
   reporting                8     SHARED VOTING POWER
  person with                     0 shares
                        --------- ----------------------------------------------
                            9     SOLE DISPOSITIVE POWER
                                  50,000 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             50,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
             SHARES*
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             Less than 1%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             EP
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Harris Freedman
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[ ]  (b)[X]

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          Not applicable
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(E)
          ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OR ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
  Number of                7      SOLE VOTING POWER
   Shares
 Beneficially                     474,000 shares
  owned by
    each                --------- ----------------------------------------------
  reporting                8      SHARED VOTING POWER
 person with                      0 shares
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  474,000 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  0 shares
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             474,000 shares
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
             SHARES*
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             6.0%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
------   -------------------

         This Amendment No. 1 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 5, 2000 (the "Original Statement" and, as amended by this Amendment, the "Statement") on behalf of (i) Bridge Ventures, Inc., a Florida corporation ("BVI"), (ii) S.M.A.C.S Holdings Corp., a Florida corporation ("SHC"), (iii) Bridge Ventures, Inc. Defined Benefit Pension Plan and Trust ("BVIDBP"), (iv) Bridge Ventures, Inc. Employee Benefit Plan ("BVIEP") and (v) Harris Freedman, an individual (collectively, the "Reporting Persons"), relates to the common stock, par value $.0001 per share (the "Common Stock"), of Amplidyne Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Issuer is 59 LaGrange Street, Raritan, New Jersey 08869.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         On June 29, 2001, BVI acquired in a privately negotiated transaction with the Company (a) 50,000 shares of Common Stock for $1.50 per share or $75,000 in the aggregate and (b) warrants for the purchase of 25,000 shares of Common Stock exercisable at $3.00 per share.

         On August 30, 2001, BVI purchased in the open market an aggregate of 5,000 shares of Common Stock for $1.27 per share or $6,350 in the aggregate.

         On September 28, 2001, BVI purchased in the open market an aggregate of 30,000 shares of Common Stock for $1.02 per share or $30,600 in the aggregate.

         On November 27, 2001, BVI sold in the open market 9,700 shares of Common Stock for $1.00 per share or $9,700 in the aggregate.

         On December 31, 2001, BVI sold in the open market (i) 24,689 shares of Common Stock for $.78 per share or $19,257.42 in the aggregate and (ii) 24,000 shares of Common Stock for $.77 per share or $18,480 in the aggregate.

         On November 27, 2001, SHC sold in the open market 20,000 shares of Common Stock for $1.18 per share or $23,600 in the aggregate.

         The funds used by BVI and SHC to purchase the shares of Common Stock described above were obtained from the working capital of BVI and SHC. Neither BVI nor SHC acquired beneficial ownership of any of the Common Stock with borrowed funds.

Item 4.  Purpose of Transaction.
------   ----------------------

         The Reporting Persons have acquired the Common Stock for investment purposes.

         The Reporting Persons do not have any plans or proposals, other than those described in this Item 4, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         (a)-(b) Based on the Issuer's definitive annual meeting proxy statement on Schedule 14A, filed on November 28, 2001, there were issued and outstanding, as of November 20, 2001, 7,892,661 shares of Common Stock.

         Currently, as the majority stockholder and a controlling person of each of BVI and SHC and by virtue of Mr. Freedman's relationship to BVIDBP and BVIEP (as described in Item 2 of the Original Statement), Mr. Freedman may be deemed to have the power to vote or direct the vote of, and the power to dispose of or direct the disposition of, an aggregate of 474,000 shares of Common Stock representing approximately 6.0% of the issued and outstanding shares of Common Stock.

         Of such 474,000 shares of Common Stock, BVI is the direct beneficial owner of an aggregate of 219,000 shares, representing approximately 2.8% of the issued and outstanding shares of Common Stock; SHC is the direct beneficial owner of an aggregate of 205,000 shares, representing approximately 2.6% of the issued and outstanding shares of Common Stock; and BVIEP is the direct beneficial owner of an aggregate of 50,000 shares of Common Stock, representing less than 1% of the issued and outstanding shares of Common Stock.

         Each of BVI, SHC, BVIDBP and BVIEP hereby disclaims that it has any beneficial ownership of the securities owned, directly or indirectly, by any other Reporting Person.

         (c) The date, number of shares and price per share for all purchases of Common Stock made by the Reporting Persons during the 60 days prior to the date of filing of this Amendment are set forth in Item 3. All such purchases, except as otherwise noted in Item 3 were made by the Reporting Persons in the open market on the Nasdaq Small Cap Market. Other than as set forth in Item 3, the Reporting Persons have not effected any transactions involving any shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this Statement is true, complete and correct.


Date:    January  30, 2002                  BRIDGE VENTURES, INC.



                                            By: /s/ Harris Freedman
                                                --------------------------------
                                                 Name:  Harris Freedman
                                                 Title:    Secretary


                                            S.M.A.C.S. HOLDINGS CORP.



                                            By: /s/ Harris Freedman
                                                --------------------------------
                                                 Name:  Harris Freedman
                                                 Title:    Secretary


                                            BRIDGE VENTURES, INC. DEFINED
                                            BENEFIT PENSION PLAN AND TRUST



                                            By: /s/ Harris Freedman
                                                --------------------------------
                                                 Name: Harris Freedman
                                                 Title: Trustee


                                            BRIDGE VENTURES, INC. EMPLOYEE
                                            BENEFIT PLAN



                                            By: /s/ Harris Freedman
                                                --------------------------------
                                                 Name: Harris Freedman
                                                 Title: Trustee


                                            HARRIS FREEDMAN


                                            /s/ Harris Freedman
                                            ------------------------------------

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).